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                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                               FAX (310) 208-1154

                                November 4, 2004

VIA EDGAR CORRESPONDENCE & FACSIMILE
------------------------------------

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 04-04
Washington, D.C. 20549-0404
Attn: Mark Austin

                  RE: SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC. FORM SB-2/A NO. 2 FILED OCTOBER 26, 2004
                           FILE NO. 333-117994

Dear Mr. Austin:

         On behalf of Sub Surface Waste Management of Delaware, Inc. (the "Company"), we hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter, dated November 2, 2004, in connection with the Commission's review of the Company's Amendment No. 2 to the Registration Statement on Form SB-2 filed on August 6, 2004 (the "Registration Statement"). For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.

GENERAL COMMENT
---------------

1. We note that in response to prior comment 1, you have increased the number of shares registered for resale upon conversion of the convertible promissory note. Please note that you may register the resale of up to the maximum amount of shares into which the convertible note would convert. At a conversion rate of
0.25 per share, this should be 800,000 shares. Please revise or advise.

         RESPONSE: We have revised our disclosures to address the staff's comment.

2. In connection with prior comment 1, please note that the disclosure at the end of the second paragraph under "The Fusion Transaction" says that you estimate that the maximum number of shares you will sell to Fusion Capital under the stock purchase agreement will be 12 million shares "assuming Fusion Capital purchases all $6.0 million of common stock." This is inconsistent with disclosure elsewhere in your prospectus that based on recent market price of your comment stock, 12 million shares would sell for $4.44 million under the stock purchase agreement. Please revise.

         RESPONSE: We have revised our disclosures to address the staff's comment.

3. Also in connection with prior comment 1, please also explain why, in the footnote to the table on page 16, you state that based on your recent market price, you estimate that you will sell no more than 12 million shares to Fusion Capital. Does it mean that you currently estimate that you will not need to request advances of more than $4.44 million from the equity line?

         RESPONSE: We have revised our disclosures to address the staff's comment.

4. If material, please revise your document to discuss the developments set forth in the three recent press releases.

         RESPONSE: We have revised our disclosures to discuss any material developments set forth in our press releases.

         The foregoing responses are supplemented by the our revisions to Amendment No.3 to the Registration Statement, of which a marked copy will be sent by overnight courier.

         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                             Very truly yours,

                                             RICHARDSON & PATEL, LLP


                                             By: /S/ NIMISH P. PATEL
                                                 -------------------------------
                                                 Nimish P. Patel


cc: Mr. Bruce Beattie, Chief Executive Officer